INDUSTRY

All the information and data presented in this section have been derived from Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. ("Frost & Sullivan")'s industry report dated April 2019 entitled "The PRC Sino-Foreign Joint Programs, Study Aboard Consulting and Training Services, Smart Campus Solutions and School-Enterprise Cooperation Services Industry Independent Market Research" (the "Frost & Sullivan Report"), unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT IN THE PRC

Nominal GDP per Capital

According to the International Monetary Fund, from 2014 to 2018, nominal GDP per capita in the PRC rose from USD7,701.7 in 2014 to USD9,608.4 in 2018, representing a CAGR of approximately 5.7%. The growth in nominal GDP per capita has largely stimulated the development of the overseas education market in the PRC from 2014 to 2018.



Source: International Monetary Fund, Frost & Sullivan Report

Per Capita Disposable Income of Urban Residents in the PRC

According to the National Bureau of Statistic of the PRC, the per capita disposable income of urban residents in the PRC increased from USD 4,305.1 in 2014 to US$5,858.4 in 2018, representing a CAGR of 8%. In line with the trend of nominal GDP, the disposable income of urban residents in the PRC increased from 2013-2018, as there was a rise in overall household spending capabilities due the blooming economy.



Source: National Bureau of Statistic of China
Note: The GDP per capita is converted to USD at RMB/USD of 6.7

Number of Students in Secondary and Higher Education Institutions

According to the Ministry of Education of the PRC, the total number of students in secondary education institutions was relatively stable at a CAGR of approximately 0.1%, from 85.5 million students in 2014 to 85.8 million students in 2018. Benefiting from the rapid growth of the PRC economy and the increasing demand for higher education, the total number of students in higher education institutions increased from 35.6 million students in 2014 to 38.3 million students in 2018, representing a CAGR of approximately 1.9% during the period.



C

Source: Ministry of Education of the PRC, Frost & Sullivan Report

Number of PRC Students Studying Abroad



Source: National Bureau of Statistics of the PRC, Frost & Sullivan Report

The growing economy has contributed to the emergence of middle-class families in the PRC and their increasing desire to send their children abroad for higher education and international experiences. According to the National Bureau of Statistics of China, from 2014 to 2018, the total number of students from the PRC studying abroad rose from 459.8 thousand to 631.0 thousand, at a CAGR of approximately 8.2% during the period.

D

Majors among PRC Students Studying Abroad

With the process of globalization, the rapid growth of the global economy and stable development of the labor market, business, economy and engineering have remained top areas of study for PRC students. According to the Frost & Sullivan Report, in 2018, engineering, business and economics programs were the most popular courses of study for PRC students studying abroad, accounting for 23.7%, 16.4% and 15.1% of the entire overseas Chinese students respectively. At the same time, 7.8%, 6.9%, and 6.3% of Chinese students studying abroad chose science, language, arts as their majors in 2018.



E

Source: Frost & Sullivan Report

OVERVIEW OF THE SINO-FOREIGN JOINTLY MANAGED ACADEMIC PROGRAMS MARKET

Introduction

Sino-foreign jointly managed academic programs refer to education programs offered by joint ventures of the PRC and foreign institutions. There is a large number of Sino-foreign programs in the PRC across all levels of education, primarily in undergraduate and postgraduate education, as well as diploma and non-degree higher education, and a small amount of senior secondary education programs. The Sino-foreign joint educational institutions in China usually provide various kinds of programs, including languages, and liberal arts, business. There are mainly three modes of Sino-foreign jointly managed academic programs in higher education:

Model of Sino-foreign jointly managed academic programs	Description
3+1 model	Students are required to spend their first three years of study in Sino-foreign jointly managed academic programs in the PRC, including language courses and major-related courses. After they finish the 3-year study period in the PRC and pass the English qualification test, students can be admitted to the foreign educational institution in the origin country that cooperated with the program.
2+2 model	Similar to 3+1 model, students in 2+2 models need to spend their first two years of study in a Sino-foreign jointly managed academic program in the PRC. After the 2-year study period, students who pass the language qualifications test can be admitted to the foreign educational institutions and continue their final 2-year study.
4+0 model	Unlike 3+1 and 2+2 models, students in 4+0 model have to finish their study within the PRC and will not study in the foreign schools. However, their syllabi and teaching materials are provided by foreign educational institutions.
Others model (2+1/2.5+1+1)	Like the 2+1 model, students have their two years in the PRC and one year in origin country; Students in 2.5+1+1 model have to complete their first two and a half years of language and major-related coursework within the PRC. After the 2.5-year study period, qualified students can be admitted to the foreign institution and study in the origin country of the foreign institution. Students completing their 1-year studies in the foreign country can receive bachelor's degrees from the foreign institution and they can choose to continue their study for 1 more year to obtain a master's degree in the foreign institution.

F

Generally, except in the 4+0 model, students can receive both diplomas from the Chinese universities/colleges and foreign institutions when they complete their studies. The institution in the PRC issues a graduation certificate and a degree certificate while the foreign institution issues a certificate to student.

Some Sino-foreign jointly managed academic programs cooperate with language training course providers to provide language training to students, such as English for academic purpose (EAP) programs to prepare students for IELTS or TOEFL. Other than English, the language training courses providers can provide other language courses to the schools, such as German, Italian and Japanese courses.

Market Size of Sino-foreign Jointly Managed Academic Programs in the PRC

The stable growth of the PRC's economy has driven the rise of incomes and helped to improve the education level of its people. People have higher requirements for educational credentials and are more willing to invest in high-quality education for the next generation. Therefore, Sino-foreign jointly managed programs are getting more popular in the PRC and have seen stable growth since 2014. According to the Frost & Sullivan Report, the revenue of Sino-foreign jointly managed academic programs in the PRC increased from USD2.0 billion in 2014 to USD2.7 billion in 2018, representing a CAGR of 7.7%. Along with this increasing demand for high-quality education in the PRC market, the market for Sino-foreign jointly managed academic programs is expected to be USD3.9 billion in 2023, at a CAGR of 7.5% from 2019 to 2023.

G



Source: Frost & Sullivan Report
Note: The Market Size is converted to USD at RMB/USD of 6.7

Market Drivers and Trends

Demand for High-Quality Education - The educational institutions in the PRC have a problems with ensuring qualify, which is mainly attributable to urban and rural differences, as well as PRC government education policies. The schools in first tier cities, such as Beijing, Shanghai, Guangzhou and Shenzhen, usually have government support with more education funding and are able to provide higher quality education, such as higher quality teachers and teaching materials, than the schools in second and third tiers cities. For examples, higher education institutions designated in Project 985, Project 211, and Plan 111 that were announced by the PRC government have received more resources and support from the government. As household incomes are increasing in the PRC, PRC families are willing to pay more for better education for future generations, because they believe education can increase their children's chances in a competitive society and help them build a better future. Sino-foreign joint programs are unlike normal domestic educational institutions in the PRC as they can provide teaching materials and study syllabi similar to those of foreign schools and are able to provide high level languages education in languages such as English, Italian, and Japanese. Students can experience high-quality foreign education in the PRC.

Rapid Economic Development and Competitive Environment in the PRC- As the national economy in the PRC has witnessed rapid development, the competition between people is getting more intense. To increase personal competitiveness in the PRC, PRC students have to achieve higher educational levels and acquire qualified academic credentials. Sino-foreign joint programs provide high-quality programs with syllabi and teaching materials from foreign educational institutions which allow local students to receive foreign education within the PRC. Moreover, educational credentials are becoming more important in the job market, as employers highly value candidates with good academic levels and certifications from prestigious PRC and foreign universities. Therefore, Sino-foreign jointly managed academic programs have become more popular under this competitive environment as they are able to provide better educational services and have more opportunities for students to study abroad or pursue exchange programs.

H

Diversified Disciplines and Majors - Sino-foreign jointly managed academic programs provide a broader selection of disciplines and majors for students compared to domestic universities in the PRC. Students attending such programs are able to receive higher quality educational services and increase their competitiveness in the PRC education market. Domestic universities in the PRC may not have the resources to provide some of the majors or are unable to reach the same quality as foreign universities, such physiotherapy, marine engineering, heritage preservation, etc. Therefore, more domestic educational institutions in China tend to cooperate with foreign educational institutions to provide various disciplines and majors to fulfill the needs of different students. Moreover, Sino-foreign jointly managed academic programs usually provide languages training to students, especially IELTS (International English Language Testing System) and TOELF (Test of English as Foreign Language) training. Other than English, some of the programs also provide language training depending on the origin country of foreign cooperators, such as Italian, Spanish, French, and Japanese.

Regulations for Sino foreign Jointly Managed Academic Program

The State Council has launched *the Regulations of the PRC on Sino-foreign Cooperative Education*《中華人民共和國中外合作辦學條例》since 1 March, 2003, which was later amended and became effective on 18 July, 2013. The Ministry of Education enforced the *Implementing Measures for the Regulation of the PRC on Sino-foreign Cooperative Education*《中華人民共和國中外合作辦學條例實施辦法》in 2004. These laws aim to regulate the establishment and operation of educational establishments in the PRC by joint venture of foreign educational institutions and local Chinese educational institutions which primarily seek to enroll Chinese students. The Sino-foreign joint ventures that apply to run Sino-foreign jointly managed academic programs are required to follow these regulations and ensure the quality of education they provide. For example, these regulations require the foreign teachers and administrators employed by the Sino-foreign joint institutions to possess a bachelor's degree or above, have related occupational certificates, and have at least two years of work experience in education and teaching. Additionally, Sino-foreign joint ventures are not allowed to conduct compulsory education or education of certain fields, such as military, police and political education. Moreover, all Sino-foreign joint educational institutions need to be approved by the relevant government authorities and obtain Sino-foreign cooperative education licenses (中外合作辦學許可證).

Overview of Competitive Landscape of Sino-foreign Jointly Managed Academic Programs in the PRC

According to Ministry of Education of the PRC, as of June 2018, there were over 2,300 Sino-foreign joint institutions or programs in the PRC, of which nearly 1,100 of Sino-foreign joint institutions or programs were undergraduate level or above. The Sino-foreign Joint institutions and programs are distributed throughout the PRC geographically, expect certain remote areas, such as Tibet and Ningxia. The majority of Sino-foreign jointly managed academic programs are located in well-developed areas, especially in the coastal areas, first-tier cities and second-tier cities, such as Beijing, Shanghai, Jiangsu, Shandong, Zhejiang, and Guangdong, because these areas have better economic environments and higher incomes, as well as higher populations that have larger demand for Sino-foreign jointly managed academic programs.

OVERVIEW OF STUDY ABROAD CONSULTING AND TRAINING SERVICES MARKET

Definition


Study abroad consulting and training service institution
Professional study abroad consulting institutions
Comprehensive study service consulting agency service sector
Online study consulting platforms
Academic Institutions

The PRC study abroad consulting and training services industry consists of any related study service products aimed at assisting PRC students who intend to study abroad. Study abroad consulting and training services intuitions are approved by an educational service organization cooperating with overseas higher education institutions, academic programs and other academic institutions, or to operate independently, to conduct study abroad consulting and training service to assist PRC students to study abroad. Such institutions consist of professional study abroad consulting institutions, comprehensive study service consulting agency service sector, online study consulting platforms and academic institutions.

PRC study abroad consulting and training service institutions provide study planning programs for PRC students who intend to study abroad. They prepare tailored study plans, assist students in preparing materials for application processes, prepare applicants for interviews with overseas institutions and schools, and provide consulting services for communications. These study plaining programs aim to help the PRC students have better understanding toward study life in foreign countries and provide assistances during the study abroad application process.

Market Size

According to the Frost & Sullivan Report, the continuing increase in disposable income per household provides income flexibility for parents to invest in higher quality education programs for their children. These households are primarily in tier 1 to 3 cities but lower tier cities are also experiencing a steady growth in their incomes as well. This growth in disposable income and wealth among cities will have a positive effect on expanding the number of students studying abroad and may increase the demand for overseas study abroad consulting services. The market size by revenue of the study abroad consulting and training services in the PRC increased from USD1.9 billion in 2013 to USD3.8 billion in 2018 and is expected to reach USD7.3 billion by 2023, at a CAGR of 13.5% from 2019.

L



Source: Frost & Sullivan Report
Note: The Market Size is converted to USD at RMB/USD of 6.7

Market Drivers and Trends

Economic development leads to more destination choices- The cost of studying abroad has become increasingly more affordable as the booming economy has allowed more parents and students to meet the high costs associated with overseas study, giving more Chinese students the opportunity to study abroad. These households were mostly found in tier 1 to 3 cities but lower tier cities were found to be steadily increasing their income. English-speaking countries, like the United States, United Kingdoms, Australia and Canada remain the top destinations to study abroad. Although the majority of students still choose these countries, the number of students who choose to study in non-English speaking countries has increased in recent years, especially to countries such as France, Germany, Italy, Japan and South Korea. This is primarily due to the rise in lower-tier cities and the overall affordability of non-English speaking countries, where the cost of tuition, educational programs, and living expenses are much lower than English speaking countries. In addition, instead of traditional English-speaking countries, emerging study abroad educational markets, such as Spain and Italy, have become increasingly attractive for students to study abroad in. At the same time, specific advantages of non-English regions, such as the industrial advantages of Germany and Japan, and Italy's luxury goods and art industry, have become key considerations for attracting Chinese students to study abroad. According to the Frost & Sullivan Report, there were more students from the PRC studying in France, Italy, the South Korea, Japan and Germany in 2018 than in 2014.



Source: Frost & Sullivan Report

China's Belt and Road Initiative- The Belt and Road Initiative is viewed as "the 21st-century Silk Road" connecting countries in Asia, Africa and Europe such as Malaysia, South Korea, Russia, etc. with the hopes of promoting the development of Asian, African and European countries along the route, regardless of economic, trade, politics, culture and so on. This has created broader horizons for students to experience and study in. Through studying in countries along the Belt and Road, students can accumulate valuable cultural knowledge, as well as experience the culture and political business environments of these countries, which is conducive to students' future career development. With the Belt and Road countries becoming new growth points, according to the Ministry of Education of the PRC, in 2017, the number of students studying in the countries along the "Belt and Road" was 66,100, an increase of 15.7% over the previous year. The Belt and Road Initiative brings more choices to Chinese students and indirectly promotes the demand for study abroad consulting and training services market.

Change in student preferences- According to the Frost and Sullivan Report, there are also trends evident in the change of degree preferences by Chinese students. Engineering, business and economics have been the most popular degrees pursued by PRC students. However, more recently there is a rising trend in students choosing to follow their own academic preferences over parental preferences and what is traditionally expected of them. According to the Frost & Sullivan Report, the percentage of students from the PRC majoring in art, literature, languages and education have increased in 2018.



Source: Frost & Sullivan Report

OVERVIEW OF THE SMART CAMPUS SOLUTIONS MARKET

Introduction and Definition

A smart campus is a school campus that uses innovated technologies, information and communications technology (ICT) tools, Internet of Things (IoT) and digitalized equipment to increase the efficiency and productivity of schools.

The building of a smart campus consists of setting up both software and hardware. The service provider supplies customizable software as a service (SaaS) according to the school's requirements, such as online e-learning systems, registrar administration systems, office automation systems, teaching resources systems, and human resources. The users of these systems include students, teachers and school management teams. The big data collected from the smart campus systems can provide analytics for schools to improve the efficiency.

Other than software, hardware is also a crucial part of a smart campus. The providers need to ensure the campus will have enough wireless access points (AP) and full Internet coverage to allow teachers and students access to the Internet at any time. Moreover, the building of smart classrooms is a key point of smart campus. Smart classrooms in smart campuses should have a multimedia system consisting of essential multi-media devices, such as computers and projectors. Additionally, recording systems, IoT systems, classroom cloud desktop and wireless network coverage are essential for a smart classroom. Other than classrooms, smart campus solutions can also be use in car parks, dormitories, canteens and different parts of a campus as the providers can provide different services according to the locations and users.

Market Size of Smart Campus Solutions in the PRC

According to the Frost & Sullivan Report, the rapid technology development combined with support from the government, such as the *Ten Years Development Plan of Education Informatization (2011-2020) and the Main Working Points of Education Informatization* in 2016, the smart campus solutions market has seen growth from 2014 to 2018. The market of smart campus solutions increased from USD4.4 billion to USD6.8 billion in 2018, representing a CAGR of 11.2%. With continued development and upgrade of the education industry in the PRC, more schools are expected to use smart campus solutions. According to the Frost and Sullivan Report, the smart campus solutions coverage in the PRC has increased from approximately 34% in 2016 to approximately 50% in 2018. Demand is expected to boost the market for smart campus solutions and will reach USD10.2 billion by 2023, at a CAGR of 8.5% from 2019 to 2023.



Source: Frost & Sullivan Report
Note: The Market Size is converted to USD at RMB/USD of 6.7.

Market Drivers and Trends

Supports from the PRC government- The PRC government has implemented policies to support the development of the education industry in the PRC, including the promotion of smart campus and education informatization. For example, the *Ten Years Development Plan of Education Informatization (2011-2020)* 《教育信息化十年發展規劃(2011-2020)》 released in 2012 by the Ministry of Education aimed to build up green, safe and civilized smart campuses by increasing internet coverage on campuses, safety information platforms, set up and usage of smart classrooms, and data management centers for teaching and research. The Ministry of Education announced *The Main Working Points of Education Informatization* 《教育信息化工作要點》 in 2016 targeted to achieve 95% internet coverage for primary school and middle schools in the country. With this support from the government and rapid technology development, the market of smart campus solutions is expected to have strong growth.

Increasing internet coverage and technology development- Under the stable growing trend of national economy and technology development in the PRC, the Internet coverage has been increased and more people can now have access to the Internet. According to the National Bureau of Statistics of China, there were about 772 million people with access to the Internet in the PRC in 2017. The Internet has rapidly become a part of people's daily lives. According to the Frost & Sullivan Report, there will be over 1 billion people with access to the internet in the PRC by 2023. As a result, demand for smart campuses is expected to increase in the future.

Key Success Factors for Smart Campus Solutions

Ability to provide one-stop smart campus solutions- Smart campus is becoming popular in different level of schools and more schools are willing to invest in smart campus solutions. The ability to provide one-stop smart campus solutions is an important point when clients are choosing their providers. As most of the clients may not have comprehensive and professional knowledge about the software and hardware in smart campuses, the services providers with the ability to provide one-stop solutions, such as the set-up of smart classrooms, designing mobile apps and online platforms and set up of internet access points tend to have more competitive advantages. Moreover, due to the maturation of technology and expansion of the market, more companies are expected to participate in the smart campus solutions market. In order to compete with other participants, the ability to provide one-stop smart campus solutions and pricing strategy are critical to increasing competitiveness in the market.

Research and development of smart campus systems- The building of a smart campus requires various systems, such as different managing systems, human resources systems, multi-media systems, recording systems in smart classrooms and others online platforms for students and teachers. The development of these systems requires professional talents and investment in research and development. Smart campus solutions providers need to keep up with technology trends and develop suitable software for their systems. Moreover, the providers need to update the systems on a regular base to satisfy the need from customers and provide excellent user experiences.

OVERVIEW OF JOB READINESS TRAINING MARKET IN THE PRC

Introduction

School-enterprise cooperation is a popular theme among educational institutions including vocational schools and universities who are designing curriculum and courses for students based on the demand of enterprises, which is expected to boost the development of vocational education and university education and help enterprises to find competent employees. Enterprises are encouraged to participate in the operation and curriculum design of vocational schools and universities in the form of sole proprietorships or joint ventures, and grant more internship and/or full-time vacancies to students from these schools.

Major modes of school-enterprise cooperation in the PRC consist of education reform on classroom content and curriculum, teacher training, construction of practice facilities, job readiness training, innovation and entrepreneurship fund, and education reform on innovation and entrepreneurship.

Major Modes of School-Enterprise Cooperation	
Education Reform on Teaching Contents and Curriculum	• Enterprises will support various aspects such as funding, faculty, technology and etc., and introduce the latest developments and trends of the industry and requirements of talent recruitment into the teaching activities.
Teacher Training	• Enterprises will organize technical trainings, workshops, seminars, research projects for the faculty of vocational schools and universities to enhance their practice and teaching ability.
Construction of Practice Facilities	• Enterprises will provide software and/or hardware equipment and/or facilities to build laboratories and practice bases together with educational institutions, in order to improve the level of teaching.
Job Readiness Training	• Based on the requirements and conditions of the enterprises, internship programs will be provided to students. Enterprises and educational institutions will design the program together to ensure the effectiveness and quality of the internship programs.
Innovation and Entrepreneurship Fund	• Enterprises will provide financial support and research scope, and arrange tutors for students who are willing to participate in the innovation and entrepreneurship programs.
Education Reform on Innovation and Entrepreneurship	• Enterprises will provide investment funds, teachers and facilities to support the development of innovative curriculum, practical training system, project incubation platforms and etc.

Source: Frost & Sullivan Report

Job readiness training is one of the modes of School-enterprise cooperation, which refers to programs which prepare students for a specific job. Benefiting from the rapid development and supportive policies of school-enterprise cooperation, market participants in the PRC are offering job readiness training under the framework of school-enterprise cooperation. Different from traditional job readiness training, these training programs under school-enterprise cooperation are designed based on specific requirements and conditions of the enterprises and will help students to be better equipped to serve the enterprises at their respective job positions.

Market Size of Job Readiness Training Market

Major participants in the job readiness training market in the PRC include educational institutions, consulting service providers and enterprises. According to the Frost & Sullivan Report, from 2014 to 2018, total market size for job readiness training in the PRC rose from $5.5 billion in 2014 to $8.6 billion in 2018, representing a CAGR of approximately 11.5%. Stimulated by the issuance of Several Opinions of the General Office of the State Council of the PRC on Deepening Integration of Industries into Education (《国务院办公厅关于深化产教融合的若干意见》) and continuous support from Ministry of Education and National Development and Reform Commission of the PRC, overall market size of job readiness training is expected to grow at a CAGR of approximately 12.6% from $9.7 billion in 2019 to $15.5 billion by the end of 2023.

U



Note: Market size is converted into RMB at RMB/USD of 6.7.
Source: Frost & Sullivan Report

Market Drivers and Trends

Stimulus government policies – The development of school-enterprise cooperation and job readiness training in the PRC is largely driven by government policies and regulations. For example, in 2014 and 2015, the State Council of the PRC stated that vocational schools and universities should enhance their integration with enterprises in order to train qualified workers and improve the education system. Further, in 2017, the announcement of Several Opinions of the General Office of the State Council on Deepening Integration of Industries into Education (《国务院办公厅关于深化产教融合的若干意见》) has set the strategic development plan to encourage the cooperation between vocational schools and universities, and enterprises, with the aim to match higher education with the real demands of enterprises.

Rising demand for practical talent – Supported by the restructuring of various industries and the booming labor market in the PRC, the demand for technical and practical talents has been continuously increasing over the past five years. In order to satisfy higher requirements on talents, the development and implementation practical programs and job readiness trainings are needed to better cultivate practical talent, which is expected to boost the growth of job readiness training market in the PRC.

Fierce competition in job market – As the number of graduates rises, graduates in the PRC face slowing employment demand and fierce competition. Enterprises are looking for more experienced and practical talent who are better equipped to work at specific positions. Further, enhancing employability of their graduates being one of their major missions, it is crucial for educational institutions to cooperate with enterprises to attract funding, improve educational resources, enhance faculty development, and design better curriculum for students. This will contribute to the expansion of school-enterprise cooperation and job readiness training market.

Key Success Factors of Job Readiness Training Market

V

Stable cooperation with enterprises – The establishment and maintenance of long-term business relationships with enterprises is essential for market participants to ensure the continuous and stable operation of the programs.

Availability of qualified faculty – It is crucial for market participants to recruit and organize a team of qualified teaching staff, as qualified teachers are considered as the most important educational resource and will have a direct effect on the quality of the programs.

Sufficient student enrollment – Vocational schools and universities are the major sources of students enrolled in school-enterprise initiatives and job readiness training programs. It is important for market participants to maintain a stable relationship with educational institutions and have enough students to participate in their programs.

W



The PRC Sino-Foreign jointly managed academic programs,
Study abroad Consulting and Training Services, Smart Campus Solutions And
School Enterprise Cooperation Services

Industry Independent Market Research

April 2019

Agenda

FROST *&* SULLIVAN

Scope

■ **The project scope is defined as follows:**

Research Period

- **Historical Year: 2014-2017**
- **Base Year: 2018**
- **Forecast Year: 2018E-2023E**

Geographic Scope

- **The PRC**

Industry Scope

- **Sino-Foreign jointly managed academic programs Market**
- **Study abroad Consulting and Training Services Market**
- **Smart Campus Solutions Market**
- **School-Enterprise Cooperation Services Market**

Limitations

■ **Source of Information**

➢ Interviews with industry experts and competitors will be conducted on a best-effort basis to collect information in aiding in-depth analysis for this report.

➢ Frost & Sullivan will not be responsible for any information gaps in the circumstances that Interviewees refused to disclose confidential data or figures.

➢ The point of this study is set in 2018. It took 2018 as the base year and 2019 to 2023 as the forecast period. However, in the case where data has not yet been updated or published on public sources at the point of this study, Frost & Sullivan would use the latest data available or make preliminary projections based on historical trends.

➢ Under circumstances where information was not available, Frost & Sullivan would use in-house modeling and simulation to arrive at an estimate.

➢ Sources of information are stated at the bottom on each page for reference.



Official Statistical sources

Industry Expert Interview

Market indicators for modeling

Agenda

Overview of Macroeconomic Environment in the PRC

Nominal GDP per Capita



Nominal GDP per Capita (the PRC), 2014-2018

	2014-2018
CAGR	5.7%

USD

- According to the International Monetary Fund, from 2014 to 2018, nominal GDP per capita in the PRC rose from USD7,701.7 in 2014 to USD9,608.4 in 2018, representing a CAGR of approximately 5.7%. The growth in nominal GDP per capita has largely stimulated the development of the overseas education market in the PRC from 2014 to 2018.

Source: National Bureau of Statistics the PRC, Frost & Sullivan Inhouse Database
Note: Total Nominal GDP is converted to USD at RMB/USD of xxx.

Overview of Macroeconomic Environment in the PRC

The per Capita Disposable Income of Urban Residents in the PRC



The per Capita Disposable Income of Urban Residents (the PRC), 2014-2018

	2014-2018
CAGR	8.0%

USD

- According to the National Bureau of Statistic of the PRC, the per capita disposable income of urban residents in the PRC increased from USD 4,305.1 in 2014 to US$5,858.4 in 2018, representing a CAGR of 8%. In line with the trend of nominal GDP, the disposable income of urban residents in the PRC has recorded an increase from 2013-2018, as there was a rise in overall household spending capabilities due the blooming economy.

Source: National Bureau of Statistics the PRC, Frost & Sullivan Inhouse Database

Note: The per capita is converted to USD at RMB/USD of 6.7

FROST *&* SULLIVAN

Overview of Macroeconomic Environment in the PRC

Number of Students in Secondary and Higher Education Institutions

Number of Students in Secondary and Higher Education Institutions (the PRC), 2013-2018



Million Students

CAGR	2013-2018
Secondary Education	0.1%
Higher Education	1.9%

- According to the Ministry of Education of the PRC, total number of students in secondary education institutions was relatively stable with a CAGR of approximately 0.1%, from 85.5 million students in 2014 to 85.8 million students in 2018. Benefitted from the rapid growth of the PRC economy and the increasing demand for higher education, total number of students in higher education institutions increased from 35.6 million students in 2014 to 38.3 million students in 2018, representing a CAGR of approximately 1.9% during the period.

Source: Ministry of Education of the People's Republic of the PRC, Frost & Sullivan Inhouse Database

Overview of Macroeconomic Environment in the PRC

Number of the PRC Students Studying Abroad



Number of Students Studying Abroad (the PRC), 2013-2018

Thousand Students

	2013-2018
CAGR	8.2%

- 2014: 459.8
- 2015: 523.7
- 2016: 544.6
- 2017: 608.4
- 2018: 631.0

- The growing economy has contributed to the emergence of middle-class families in the PRC and their increasing desire to send their children abroad for higher education, international experiences and etc. According to the National Bureau of Statistics of China, from 2014 to 2018, total number of students from the PRC studying abroad rose from 459.8 thousand to 631.0 thousand with a CAGR of approximately 8.2% during the period

Source: National Bureau of Statistics the PRC, Frost & Sullivan Inhouse Database
Note: The per capita is converted to USD at RMB/USD of 6.7

Overview of Macroeconomic Environment in the PRC

Majors among the PRC Students Studying Abroad



Most Popular Majors among Students Studying Abroad (the PRC), 2018

%

Major	%
Law	3.1%
Education	3.3%
Medicine	3.8%
Literature	4.2%
Arts	6.3%
Language	6.9%
Science	7.8%
Economy	15.1%
Business	16.4%
Engineering	23.7%
Others	9.4%

- With the process of globalization, the rapid growth of the global economy and stable development of the labor market, business, economy and engineering have remained top areas of study for the PRC students. According to Frost & Sullivan Report, in 2018, engineering, business and economy programs were the most popular courses of study for the PRC students studying abroad, accounting for 23.7%, 16.4% and 15.1% of the entire overseas Chinese students respectively. Meanwhile, 7.8%, 6.9%, 6.3% of Chinese students studying abroad chose science, language, arts as their majors in 2018.

Source: Frost & Sullivan Inhouse Database

Agenda

FROST *&* SULLIVAN

Overview of the Sino-Foreign Jointly Managed Academic Programes Market in the PRC

Introduction

Introduction

- Sino-foreign jointly managed academic programs refer to education programss offered by joint ventures of the PRC and foreign institutions. There is a large number of Sino-foreign programss in the PRC across all levels of education, mostly are undergraduate and postgraduate education, as well as diploma and non-award higher education, also have a small amount of senior secondary education programss. The Sino-foreign joint educational institutions in China usually provide various kinds of programss, including languages, liberal arts, business, business, etc.
- Some Sino-foreign jointly managed academic programs cooperate with language training course providers to provide language training to students, such as English for academic purpose (EAP) programs to prepare students for IELTS or TOELF. Other than English, the language training courses providers can provide other language courses to the schools, such as German, Italian and Japanese courses.











Source: Frost & Sullivan Inhouse Database

Photo Credit: Frost & Sullivan Inhouse Photo Database

Overview of the Sino-Foreign Jointly Managed Academic Programes Market in the PRC

Models

Model	Description
3+1 Model	Students are required to attend their first three years of study in Sino-foreign jointly managed academic programs in the PRC, including language courses and major-related courses. After they finish the 3-year study in The PRC and pass the English qualification test, students can admit to the foreign educational institution in the origin country that cooperated with the programs.
2+2 Model	Similar to 3+1 model, students in 2+2 models need to have their first and sophomore year of study in Sino-foreign jointly managed academic program in the PRC. After the 2-year of study, students who passed the language qualifications test can admit to the foreign educational institution and continue their final 2-year study.
4+0 Model	Unlike 3+1 and 2+2 model, students in 4+0 model have to finish their study within the PRC and will not study in the foreign schools. However, their syllabus and teaching materials are provided by foreign educational institutions.
Others model (2+1/2.5+1+1)	Like 2+1 model, students have their two years in the PRC and one year in origin country; Students in 2.5+1+1 model have to complete their 2.5 years of language and major-related courses study within the PRC. After the 2.5-year study, qualified students can be admitted to the foreign institution and study in the origin country of the foreign institution. Students completed 1-year study in the foreign country can get the bachelor degree from foreign institution and they can choose continue their study for 1 more year to obtain master degree in the foreign institution.

- In general, student can receive both diplomas from Sino and foreign institutions when they completed the study. The institution in the PRC issues a graduation certificate and a degree certificate while the foreign institution issues a certificate to student.

Overview of the Sino-Foreign Jointly Managed Academic Programes Market in the PRC

Market Size



Market Size of Sino-foreign Jointly Academic programs by Revenue (PRC), 2014-2023E

USD Billion

CAGR	2014-2018	2019E-2023E
Sino-foreign Joint programs	7.7%	7.5%

- The stable growth of the PRC's economy has driven the rise of income and improve the education level of people. People have higher requirement on educational level and are more willing to invest on high-quality education for the next generation. Therefore, Sino-foreign jointly managed programs are getting more popular in the PRC and have seen stable growth since 2014. According to the Frost & Sullivan Report, the revenue of Sino-foreign jointly managed academic programs in the PRC increased from USD2.0 billion in 2014 to USD2.7 billion in 2018, representing a CAGR of 7.7%. Along with the increasing demand for high-quality education in the PRC market, the market for Sino-foreign jointly managed academic programs is expected to be USD3.9 billion in 2023, with a CAGR of 7.5% from 2019 to 2023.

Source: Frost & Sullivan Inhouse Database

Note: The Market Size is converted to USD at RMB/USD of 6.7

Overview of the Sino-Foreign Jointly Managed Academic Programes Market in the PRC

Market Drivers and Trends

Demand for High-Quality Education

The educational institutions in the PRC have a quality level issue which is mainly due to urban and rural differences, as well as the PRC government education policies. The schools in first tier cities, such as Beijing, Shanghai, Guangzhou and Shenzhen, usually have government's supports with more education funding and are able to provide higher quality education, such as higher quality teachers and teaching materials, than the schools in second and third tiers cities. For examples, higher education institutions designated in Project 985, Project 211 and Plan 111 announced by the PRC government have received more resources and supports from the government.. As the household income is increasing in the PRC, PRC families are willing to pay more for better education for the next generations, because they believe education can increase children's chances in a competitive society and help them build a better future. Sino-foreign joint programs are unlike normal domestic educational institutions in the PRC, they can provide teaching materials and study syllabus similar to those of foreign schools and are able to provide high level languages educations, such as English, Italian, Japanese, etc. Students can experience high-quality foreign education in the PRC.

Rapid Economic Development and Competitive Environment

As the national economy in the PRC has witnessed rapid development, the competition between people is getting intense. To increase personal competitiveness in the PRC, PRC students have to achieve higher educational level and acquire qualified academic qualifications. Sino-foreign joint programs provide high-quality programs with syllabus and teaching materials from foreign educational institutions which allow local students to receive foreign education within the PRC. Moreover, educational level is getting more important in the job market, as employers highly value candidates with good academic level and certifications from famous universities or foreign universities. Therefore, Sino-foreign jointly managed academic programs have become more popular under this competitive environment as they are able to provide better educational services and have more opportunities for students to study abroad or exchange

Diversified Disciplines and Majors

Sino-foreign jointly managed academic programs provide a broader selection of disciplines and majors for students as compared to domestic universities in the PRC. Students attending such programs are able to receive higher quality educational services and increase their competitiveness in the PRC education market. Domestic universities in the PRC may not have resources to provide some of the majors or unable to reach the same quality as foreign universities, such physiotherapy, marine engineering, heritage preservation, etc. Therefore, more domestic educational institutions in China tend to cooperate with foreign educational institutions to provide various disciplines and majors to fulfill the needs of different students. Moreover, Sino-foreign jointly managed academic programs usually provide languages training to students, especially IELTS (International English Language Testing System) and TOELF (Test of English as Foreign Language) training. Other than English, some of the programs also provide language training depending on the origin country of foreign cooperators, such as Italian, Spanish, French, Japanese, etc.

Overview of the Sino-Foreign Jointly Managed Academic Programes Market in the PRC

Regulations and Competitive Landscape

- The State Council has launched the Regulations of the PRC on Sino-Foreign Cooperative Education《中華人民共和國中外合作辦學條例》since 1 March, 2003, which was later amended and became effective on 18 July, 2013. The Ministry of Education enforced the Implementing Measures for the Regulation of the PRC on Sino-foreign Cooperative Education《中華人民共和國中外合作辦學條例實施辦法》in 2004. These laws aim to regulate the establishments and running of educational establishments in the PRC by joint venture of foreign educational institutions and local Chinese educational institutions which mainly target to enroll Chinese students. The Sino-foreign joint ventures that apply to run Sino-foreign jointly managed academic programs are required to follow these regulations and ensure the quality of education they provide. For example, these regulations require the foreign teachers and administrators employed by the Sino-foreign joint institutions shall possess a bachelor's degree or above, have related occupational certificates, and have at least two years of work experience in education and teaching. Also, Sino-foreign joint ventures are not allowed to conduct compulsory education or education of special natures, for example, military, police and politic education. Moreover, all Sino-foreign joint educational institutions need to be approved by government authority and obtain Sino-foreign cooperative education licenses (中外合作辦學許可證).

Competitive Landscape

- According to Ministry of Education of the PRC, as of June 2018, there were over 2,300 Sino-foreign joint institutions or programs in the PRC, nearly 1,100 of Sino-foreign joint institutions or programs were undergraduate level or above. The Sino-foreign Joint institutions and programs are distributed throughout the PRC geographically, expect some of the remote areas, such as Tibet and Ningxia. Majority of Sino-foreign jointly managed academic programs are located at the well-developed areas, especially in the coastal area, first-tier and second-tier cities, such as Beijing, Shanghai, Jiangsu, Shandong, Zhejiang, Guangdong, etc., because these areas have better economic environment and higher income, as well as higher population that have larger demand for Sino-foreign jointly managed academic programs. Some Sino-foreign jointly managed academic programs cooperate with language training course providers to provide language training to students, such as English for academic purpose (EAP) programs to prepare students for IELTS or TOELF. Other than English, the language training courses providers can provide other minor languages courses to the schools, such as German, Italian and Japanese courses.

Source: Ministry of Education of the PRC, Frost & Sullivan Inhouse Database

Agenda

FROST *&* SULLIVAN

Overview of Study Abroad Consulting and Training Services Market

Definition

Definition

- The PRC study abroad consulting and training services industry consists of any related study service products aimed to assist the PRC students to study abroad. Study abroad consulting and training services intuitions are approved by an educational service organization cooperating with overseas higher education institutions, academic programs and other academic institutions, or to operate independently, to conduct study abroad consulting and training service to assist the PRC students to study abroad. Such institutions, consist of professional study abroad consulting institutions, comprehensive study service consulting agency service sector, online study consulting platforms and academic institutions.
- The PRC study abroad consultant and training service institutions provide study planning programs for the PRC students who intend to study abroad, tailor-made study plans, assist students in preparing materials for application processes, and prepare applicants for interviews with overseas institutions and schools, consulting services for communication, etc.; The study plaining programs aim to help the PRC students have better understanding toward study life in foreign countries and provide assistances during the study abroad application process



Study Abroad Consulting and Training Service Institution
Professional study abroad consulting institutions
Comprehensive study service consulting agency
Online study consulting platforms
Academic Institutions

Source: Frost & Sullivan Inhouse Database

Overview of Study abroad Consulting and Training Services Market

Market Size



Market Size of Study abroad Consulting and Training Services by Revenue (PRC), 2014-2023E

CAGR	2014-2018	2019E-2023E
Study abroad Consulting and Training Services	19.4%	13.5%

USD Billion

- 2014: 1.9
- 2015: 2.3
- 2016: 2.7
- 2017: 3.2
- 2018: 3.8
- 2019E: 4.4
- 2020E: 5.0
- 2021E: 5.7
- 2022E: 6.5
- 2023E: 7.3

- The continuing increase in disposable income per household provides income flexibility for parents to invest in higher quality education programs for their children. These households are primarily in tier 1 to 3 cities but lower tier cities are also steadily increasing their income as well. This growth in disposable income and wealth among cities will have a positive effect on expanding the number of students studying abroad and increasing the demand of overseas study abroad consulting services. The market size by revenue of the study abroad consulting and training services in the PRC increased from USD1.9 billion in 2013 to USD3.8 billion in 2018 and is expected to reach USD7.3 billion by 2023, at a CAGR of 13.5% from 2019.

Source: Frost & Sullivan Inhouse Database

Note: The Market Size is converted to USD at RMB/USD of 6.7

Overview of Study abroad Consulting and Training Services Market

Market Drivers and Trends – Economic Development Leads to more destination choices (1/3)

The PRC Students Study Abroad Destination Distribution, 2014,2018



- The cost of studying abroad has become increasingly more affordable as the booming economy has allowed more parents and students to meet the high costs associated with overseas study, allowing more Chinese students the opportunity to go overseas. These households were mostly found in tier 1 to 3 cities but lower tier cities were found to be steadily increasing their income. English-speaking countries, like the United States, United Kingdoms, Australia and Canada remain the top destinations to study abroad. Although the majority of students still choose these countries, the number of students who choose to study in non-English speaking countries has increased in recent years, especially to countries such as France, Germany, Italy, Japan and South Korea. This is primarily due to the rise in lower-tier cities and the overall affordability of non-English speaking countries, where the cost of tuitions, programs, and living expenses are much lower than English speaking countries. In addition, instead of traditional English-speaking countries, emerging study abroad educational markets, such as Spain and Italy, have been increasing attractive for students to study abroad in. At the same time, specific advantages of non-English regions, such as the industrial advantages of Germany and Japan, Italy's luxury goods and art industry, have become the considerations for attracting Chinese students to study abroad. According to the Frost & Sullivan Report, there were more students from the PRC studying in France, Italy, the South Korea, Japan and Germany in 2018 than in 2014.

Source: Frost & Sullivan Inhouse Database

Overview of Study abroad Consulting and Training Services Market

Market Drivers and Trends – China's Belt and Road Initiative (2/3)

- The Belt and Road Initiative is viewed as "the 21st-century silk road" connecting countries in Asia, Africa and Europe such as, Malaysia, South Korea, Russia, etc. . with the hopes of promoting the development of Asian, African and European countries along the route, regardless of economic, trade, politics, culture and so on. This has created broader horizons for students to experience and study in. Through studying in countries along the Belt and Road, students can accumulate valuable cultural knowledge, as well as experience the culture and political business environment, which is conducive to the students' future career development. With the Belt and Road countries becoming new growth points, according to the Ministry of Education of the PRC, in 2017, the number of students studying in the countries along the "Belt and Road" was 66,100, an increase of 15.7% over the previous year. The Belt and Road Initiative brings more choices to Chinese students and indirectly promotes the demand for study abroad consulting and training services market.


Moscow
Rotterdam
Duisburg
Almaty
Bishkek
Huoerguosi
Venice
Istanbul
Samarkand
Urumqi
Lanzhou
Athens
Tehran
Dushanbe
Xian
Fuzhou
Kolkata
Beihai
Quanzhou
Hanoi
Guangzhou
Zhanjiang
Haikou
Colombo
Kuala Lumpur
Nairobi
Jakarta

Source: Frost & Sullivan Inhouse Database

Photo Credit: Frost & Sullivan Inhouse Photo Database

Overview of Study abroad Consulting and Training Services Market

Market Drivers and Trends – Change in Student Preferences (3/3)



Most Popular Majors among Students Studying Abroad (the PRC), 2017, 2018

%

Major	2018	2017
Law	3.1%	3.0%
Education	3.3%	2.4%
Medicine	3.8%	5.1%
Literature	4.2%	3.1%
Arts	6.3%	5.2%
Languages	6.9%	5.8%
Science	7.8%	8.0%
Economy	15.1%	15.0%
Business	16.4%	14.4%
Engineering	23.7%	25.8%
Others	9.4%	12.0%

- There are also trends evident in the change of degree preferences by Chinese students. Studying engineering, business, economy have been the most popular degrees pursued by the PRC students. However, more recently there is rising trend in students choosing to follow their own academic preferences over parental preferences and what is traditionally expected of them. According to Frost & Sullivan report, the percentage of students from the PRC major in arts, literature, languages and education have increased in 2018. .

Source: Frost & Sullivan Inhouse Database

FROST *&* SULLIVAN

Agenda

FROST *&* SULLIVAN

Overview of the Smart Campus Solution Market

Introduction and Definition

Introduction and Defintion

- A smart campus is a school campus that uses innovated technologies, information and communications technology (ICT) tools, Internet of Things (IoT) and different digitalized equipment to increase the efficiency and productivity of schools.
- The building of a smart campus consists of both software and hardware setup. TThe service provider supplies different software as a service (SaaS) according to the school's requirement, such as online e-learning system, registrar administration system, office automation system, teaching resources system, human resources, etc. The users of these systems include students, teachers and school management teams. The big data collected from the smart campus systems can provide analysis for schools to improve the efficiency.
- Other than software, the hardware is a crucial part of smart campus. The providers need to ensure the campus have enough wireless access points (AP) and full Internet coverage to allow teachers and students access to the Internet at any time. Moreover, the building of smart classrooms is a key point of smart campus. Smart classrooms in smart campus should have multimedia system consists of essential multi-media devices, such as computers and projectors. Also, recording system, IoT system, classroom cloud desktop and wireless network coverage are essential for smart classroom. Other than classrooms, smart campus solutions can also use in car parks, dormitories, canteens and different parts of campus as the providers can provide different services according to the locations and users.



Source: Frost & Sullivan Inhouse Database
Photo Credit: Frost & Sullivan Inhouse Photo Database

Overview of the Smart Campus Solution Market

Market Size



Market Size of Smart Campus Solutions by Revenue (PRC), 2014-2023E

USD Billion

CAGR	2014-2018	2019E-2023E
Smart Campus Solutions	11.2%	8.5%

- 2014: 4.4
- 2015: 4.9
- 2016: 5.4
- 2017: 6.0
- 2018: 6.8
- 2019E: 7.4
- 2020E: 8.0
- 2021E: 8.7
- 2022E: 9.4
- 2023E: 10.2

- Under the rapid technology development and support from the government, such as the Ten Years Development Plan of Education Informatization (2011-2020) and the Main Working Points of Education Informatization in 2016, the smart campus solutions market has seen a growth from 2014 to 2018. The market of smart campus solutions increased from USD4.4 billion to USD6.8 billion in 2018, representing a CAGR of 11.2%. With continued development and upgrade of the education industry in the PRC, more schools are expected to use smart campus solutions. According to the Frost and Sullivan Report, the smart campus solutions coverage in the PRC has increased from approximately 34% in 2016 to approximately 50% in 2018. The demand is expected to boost the market of smart campus solutions and will reach USD10.2 billion by 2023, with a CAGR of 8.5% from 2019 to 2023.

Source: Frost & Sullivan Inhouse Database

Note: The Market Size is converted to USD at RMB/USD of 6.7

FROST *&* SULLIVAN

Overview of the Smart Campus Solution Market

Market Drivers and Trends



Supports from the PRC government

The PRC government have implemented different policies to support the development of the education industry in the PRC, including the promotion of smart campus and education informatization. For example, the Ten Years Development Plan of Education Informatization (2011-2020) 《教育信息化十年發展規劃 (2011-2020)》 released in 2012 by Ministry of Education aimed to build up green, safety and civilized smart campus by increase internet coverage in campus, safety information platform, set up and usage of smart classrooms, data management center for teaching and research, etc. Ministry of Education announced The Main Working Points of Education Informatization 《教育信息化工作要點》 in 2016 targeted to achieve 95% internet coverage for primary school and middle schools in the country. Under the support from the government and rapid technology development, the market of smart campus solutions is expected to have strong growth.



Increasing internet coverage and technology development

Under the stable growing trend of national economy and technology development in the PRC, the Internet coverage has been increased and more people can now have access to the Internet. According to the National Bureau of Statistics of China, there were about 772 million people can have access to the Internet in the PRC in 2017 and the Internet has become a part of people life. There will be over 1 billion people with access to the internet in the PRC by 2023. As result, demand for smart campus is expected to increase in the future.

Source: Frost & Sullivan Inhouse Database

Overview of the Smart Campus Solution Market

Key Success Factors of Smart Campus Solution



Ability to provide one-stop smart campus solutions

Smart campus is becoming popular in different level of schools and more schools are willing to invest in smart campus solutions. The ability to provide one-stop smart campus solutions is an important point when clients are choosing their providers. As most of the clients may not have professional knowledge about the software and hardware in smart campuses, the services providers with the ability to provide one-stop solutions, such as the set-up of smart classrooms, designing mobile apps and online platforms and set up of internet access points tend to have more competitive advantages. Moreover, due to mature of technology and expansion of market, more companies are expected to participant in the smart campus solutions market. In order to complete with other participants, the ability to provide one-stop smart campus solutions and pricing strategy are critical to increase competitiveness in the market.



Research and development of smart campus systems

The building of smart campus requires various systems, such as different managing systems, human resources systems, multi-media systems, recording systems in smart classrooms and others online platforms for students and teachers. The development of these systems required professional talents and investment in research and development. The smart campus solutions providers need to keep up with the technology trend and develop suitable software for systems. Moreover, the providers need to update the systems on a regular base to satisfy the need from customers and provide excellent user experiences.

Source: Frost & Sullivan Inhouse Database

Agenda

FROST *&* SULLIVAN

Overview of Job Readiness Training Market

Introduction

Introduction

- School-enterprise cooperation is a popular theme for educational institutions including vocational schools and universities to design curriculum and courses for students based on the demand of enterprises, which is expected to boost the development of vocational education and university education and help enterprises to find competent employees. Enterprises are encouraged to participate in the operation and curriculum design of vocational schools and universities in the form of sole proprietorships or joint ventures, and grant more intern and/or full-time vacancies to students from these schools.




Source: Frost & Sullivan Inhouse Database
Photo Credit: www.eastweek.com

Overview of Job Readiness Training Market

Modes

Modes

- Major modes of school-enterprise cooperation in the PRC consists of education reform on teaching contents and curriculum, teacher training, construction of practice facilities, job readiness training, innovation and entrepreneurship fund, and education reform on innovation and entrepreneurship.

Education Reform on Teaching Contents and Curriculum	• Enterprises will support various aspects such as funding, faculty, technology and etc., and introduce the latest developments and trends of the industry and requirements of talent recruitment into the teaching activities.
Teacher Training	• Enterprises will organize technical trainings, workshops, seminars, research projects for the faculty of vocational schools and universities to enhance their practice and teaching ability.
Construction of Practice Facilities	• Enterprises will provide software and/or hardware equipment and/or facilities to build laboratories and practice bases together with educational institutions, in order to improve the level of teaching.
Job Readiness Training	• Based on the requirements and conditions of the enterprises, internship programs will be provided to students. Enterprises and educational institutions will design the program together to ensure the effectiveness and quality of the internship programs.
Innovation and Entrepreneurship Fund	• Enterprises will provide financial support and research scope, and arrange tutors for students who are willing to participate in the innovation and entrepreneurship programs.
Education Reform on Innovation and Entrepreneurship	• Enterprises will provide investment funds, teachers and facilities to support the development of innovative curriculum, practical training system, project incubation platforms and etc.

Source: Frost & Sullivan Inhouse Database

FROST $\mathcal{G}$ SULLIVAN

Overview of Job Readiness Training Market

Introduction of Job Readiness

- Job readiness training is one of the modes of School-enterprise cooperation, which refers to programs which prepare students for a specificjob. Benefiting from the rapid development and supportive policies of school-enterprise cooperation, market participants in the PRC are offering job readiness training under the framework of school-enterprise cooperation. Different from traditional job readiness training, training programs under school-enterprise cooperation are designed based on specific requirements and conditions of the enterprises and will help students to be better equipped to serve the enterprises at their respective job positions.



Source: Frost & Sullivan Inhouse Database
Photo Credit: www.mingpao.com

Overview of Job Readiness Training Market

Market Size



Market Size of Job Readiness Training by Revenue (the PRC), 2014-2023E

USD Billion

	2014-2018	2019E-2023E
CAGR	11.5%	12.6%

- 2014: 5.5
- 2015: 6.1
- 2016: 6.8
- 2017: 7.6
- 2018: 8.6
- 2019E: 9.7
- 2020E: 10.9
- 2021E: 12.2
- 2022E: 13.8
- 2023E: 15.5

- Major participants in the job readiness training market in the PRC include educational institutions, consulting service providers and enterprises. Fom 2014 to 2018, total market size of job readiness training in the PRC rose from $5.5 billion in 2014 to $8.6 billion in 2018, representing a CAGR of approximately 11.5%. Stimulated by the issue Several Opinions of the General Office of the State Council of the PRC on Deepening Integration of Industries into Education (《国务院办公厅关于深化产教融合的若干意见》) and continuous support from Ministry of Education and National Development and Reform Commission of the PRC, overall market size of job readiness training is expected to grow at a CAGR of approximately 12.6% from $9.7 billion in 2019 to $15.5 billion by the end of 2023.

Source: Frost & Sullivan Inhouse Database

Note: Market size is converted into RMB at RMB/USD of 6.7

Overview of Job Readiness Training Market

Market Drivers and Trend

Integration of Enterprise Resource Planning (ERP) Stimulus government polices

The development of school-enterprise cooperation and job readiness training in the PRC is largely driven by the stimulus government policies and regulations. For example, in 2014 and 2015, the State Council of the PRChas stated that vocational schools and universities should enhance the integration with enterprises in order to train qualified workers and improve the education system. Further, in 2017, the announcement of Several Opinions of the General Office of the State Council on Deepening Integration of Industries into Education (《国务院办公厅关于深化产教融合的若干意见》) has set the strategic development plan to encourage the cooperation between vocational schools and universities, and enterprises, with the aim to match higher education with the real demands of enterprises.

Rising demand for practical talents

Supported by the restructuring of various industries and the booming labor market in the PRC, the demand for technical and practical talents has been continuously increasing over the past five years. In order to satisfy higher requirements on talents, the development and implementation practical programs and job readiness trainings are needed to better cultivate practical talents, which is expected to boost the growth of job readiness training market in the PRC.

Fierce competition in job market

As the number of graduates rises, graduates in the PRC face slowing employment demand and fierce competition. Enterprises are looking for more experienced and practical talents who are better equipped to work at specific positions. Further, Enhancing employability of their graduates as one of their major missions, it is crucial for educational institutions to cooperate with enterprises to attract funding, improve educational resources, enhance faculty development, and design better curriculum for students. This will contribute to the expansion of school-enterprise cooperation and job readiness training market.

Source: Frost & Sullivan Inhouse Database

Overview of Job Readiness Training Market

Key Success Factors

Stable cooperation with enterprise

The establishment and maintenance of long-term business relationship with enterprises is essential for market participants to ensure the continuous and stable operation of the programs.

Availability of qualified faculty

It is crucial for market participants to recruit and organize a team of qualified teaching staff, as qualified teachers are considered as the most important educational resource and will have a direct effect on the quality of the programs.

Sufficient student enrolment

Vocational schools and universities are the major sources of students enrolled in School-enterprises cooperations and Job readiness tranning programs. It is important for market participants to maintain a stable relationship with educational institutions and have enough students to participate in their programs.

Source: Frost & Sullivan Inhouse Database

FROST & SULLIVAN

Agenda

1	Background of the Research
2	Overview of the Macroeconomic Environment in the PRC
3	Overview of the Sino-Foreign Jointly Managed Academic programss Market in the PRC
4	Overview of Study abroad Consulting and Training Services Market in the PRC
5	Overview of Smart Campus Solutions Market in the PRC
6	Overview of School-Enterprise Cooperation Services in the PRC
7	**Appendix**

FROST & SULLIVAN
35

Frost & Sullivan's Methodology

- Frost & Sullivan is an independent global consulting firm, which was founded in 1961 in New York. It offers industry research and market strategies and provides growth consulting and corporate training. Its industry coverage in global market includes automotive and transportation, chemicals, materials and food, commercial aviation, consumer products, energy and power systems, environment and building technologies, healthcare, industrial automation and electronics, industrial and machinery, and technology, media and telecom.

- This study has been undertaken through extensive primary and secondary research including interviews with industry experts and market participants, and analysis of official public sources of data, figures, information and reports as well as Frost & Sullivan's independent database and research reports.

- Projected market sizes in this report are estimated through in-depth analysis of the historical macro-economic factors such as the country's economic growth and per capita disposable income, market drivers, future trends and market concentration.

- Bottom-up and top-down methods are applied to cross check and fine tune the obtained figures to arrive at the closest estimate.

- Frost & Sullivan's report was compiled based on the below assumptions:

  1. Growth of economy in the PRC and other jurisdiction is assumed to maintain a steady growth over the forecast period;

  2. The social, economic, and political environment in the PRC and other jurisdiction is assumed to be stable during the forecast period;

  3. Additional market drivers.

Abbreviations and Terms

Abbreviations and Terms

- **CAGR:** compound annual growth rate
- **GDP:** gross domestic product
- **Mainland China / the PRC:** the People's Republic of China
- **RMB:** Renminbi, the lawful currency in China
- **USD:** the lawful currency in the USA



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